SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

YAK COMMUNICATIONS INC.

(Name of Subject Company)

YAK COMMUNICATIONS INC.

(Name of Persons Filing Statement)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

984208 20 7

(CUSIP Number of Class of Securities)

Gary Clifford

Chairman, Independent Committee of Board of Directors

300 Consilium Place, Suite 500, Toronto, Ontario, Canada

(647) 722-2752

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Olle

Adorno & Yoss LLP

2525 Ponce de Leon Blvd., Suite 400

Miami, Florida 33134-6012

(305) 460-1000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE

Yak Communications Inc. to be Acquired for $5.25 per Share in an All Cash Offer by Globalive Communications Corp. Shareholders representing a majority of Yak’s issued and outstanding shares have agreed to tender their shares into the bid.

TORONTO, ONTARIO and MIAMI, FLORIDA—Sep 21, 2006 — Yak Communications Inc. (NASDAQ:YAKC—News) announced today that its Board of Directors has approved a cash offer to acquire all of the outstanding shares of Yak’s common stock pursuant to a definitive agreement with Globalive Communications Corp.

Under the definitive agreement executed by Yak and Globalive, the transaction has been structured as a Yak board supported tender offer by Yakquisition Corp., a subsidiary of Globalive, for all of Yak’s outstanding shares of common stock, to be followed by the merger of Yak with the Globalive subsidiary. Globalive anticipates mailing the tender offer statement shortly, with closing to follow in the fourth quarter of calendar 2006. The transaction is subject to a minimum of 80% take-up and customary approvals. Shareholders (including the directors and officers of Yak) representing a majority of Yak’s issued and outstanding shares have agreed to tender their shares into the bid.

The $5.25 per share offer by Globalive represents a premium of approximately 39% to the $3.79 closing price of Yak’s common stock on the NASDAQ Global Market on September 19, 2006.

“We are very pleased with this transaction and believe that it has resulted in significant value realization for our shareholders” said Gary M. Clifford, Chairman of Yak’s Independent Committee. “On the behalf of the shareholders and the board of directors, I want to thank Charles Zwebner for his significant contribution to building Yak.” Mr. Zwebner will be leaving the company upon closing of the transaction.

“Globalive is excited to add Yak to its portfolio of telecommunications assets. We believe that Globalive’s cash offer represents strong value for Yak’s shareholders, and that Yak is complementary to Globalive’s existing operations.” said Anthony Lacavera, Chairman and CEO of Globalive.

Orion Securities Inc. acted as the financial advisor to Yak’s Independent Committee.

Important Information Regarding the Tender Offer

This announcement is neither an offer to purchase nor a solicitation to sell shares of Yak. Yak shareholders are urged to read the tender offer statement when it becomes available because it will contain important information. Yak shareholders will be able to obtain free copies of the tender offer statement and other documents filed by Globalive or Yakquisition Corp. with the SEC at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Globalive or Yakquisition Corp. may be obtained free of charge from Globalive by directing a request to Simon Lockie at (416) 640-1088.

About Yak Communications Inc.

Yak Communications Inc. (NASDAQ:YAKC—News) is an Integrated Communications Provider (ICP) offering a full array of long distance (1+, toll free and dial-around), local lines, travel cards, cellular long distance, data services, and broadband voice (VoIP) to residential and small businesses in North America over high speed internet access. Yak currently serves approximately 900,000 customers for its traditional telecom services. For more information, visit www.yak.com

About Globalive Communications Corp.

Globalive Communications Corp. is a leading provider of next generation IP-based telecommunications solutions globally. The company develops innovative applications and delivers first-rate services to clients internationally. Globalive leads the market in hospitality operator services, audio and web conferencing, VoIP, wireless services, hospitality high speed Internet, billing and clearing of call records, competitive payphone services, and low-cost long distance calling for both hotels and residential clients. Globalive is now featuring globaliveInteractive solutions, which is comprised of interactive web, television and mobile applications (including competitions, contests, promotions, polls, text and IVR voting, text-to-screen and news alerts), as well as rich, varied content and full wireless infrastructure.

Globalive is an award winning company with several prestigious recognitions including: #1 ranking on the 16th annual Profit 100, Canada’s 50 Best Managed Companies, Deloitte Technology Fast 50, and Canadian Business Magazine’s Top 30 Workplaces in Canada. Most recently, Anthony Lacavera, Chairman & CEO, was named to the celebrated Canada’s Top 40 Under 40 list in 2006.

For more information, please visit www.globalive.com or www.canopco.com

Media Contact:

Jessica Martin

PRofile Communications

416-509-2699

jessica@profilecommunications.ca

Forward-Looking Statements

This release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and, Section 21E of the Exchange Act, as amended that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Yak could differ materially from those expressed or implied by such forward-looking statements and assumptions. These forward looking statements include, without limitation, statements relating to the proposed acquisition by Globalive; the termination of employment of Charles Zwebner; the commitment of holders of a majority of the shares of Yak to tender their shares; the support of Yak Board of Directors; the commencement of the tender offer by Globalive and Yakquisition Corp.; the closing of the proposed acquisition; the receipt of regulatory approval and the satisfaction of other closing conditions to the acquisition; the competitiveness of the combined companies; and the addition of Yak to Globalive’s portfolio of telecommunications assets. Actual results may differ materially due to a number of factors including, among others, risks related to the timing or ultimate completion of the proposed transaction, and other risks that are described in Yak’s filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation and do not intend to update, revise or otherwise publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of any unanticipated events.

Contacts:

Yak Communications Inc.

Gary Clifford

Independent Director and Chair of the Independent Committee

1 (416) 418 9802

gary@garyclifford.ca

Orion Securities Inc.

Gregory M. Cameron

Vice President Investment Banking

1 (416) 848 3643

gcameron@orionsecurities.ca